SUNOCO LP
8111 Westchester Drive, Suite 400
Dallas, Texas 75225
June 25, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Yolanda Guobadia, Staff Accountant and
Gus Rodriguez, Accounting Branch Chief

Re:	Sunoco LP Form 10-K for Fiscal Year Ended December 31, 2019 Filed February 21, 2020 Form 10-Q for Fiscal Quarter Ended March 31, 2020 Filed May 11, 2020 File No. 1-35653

Dear Ms. Guobadia and Mr. Rodriguez:
Set forth below are the responses of Sunoco LP, a Delaware limited partnership (the “Partnership,” “we,” “us,” or “our”), to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 12, 2020 with respect to the Form 10-K for fiscal year ended December 31, 2019, filed by the Partnership with the Commission on February 21, 2020, File No. 1-35653 (the “10-K”) and the Form 10-Q for fiscal quarter ended March 31, 2020, filed by the Partnership with the Commission on May 11, 2020, File No. 1-35653 (the “10-Q”).
For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text, followed by our response to each comment in regular type. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Forms 10-K and 10-Q.
Form 10-K for Fiscal Year Ended December 31, 2019
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.
Please discuss and analyze the results of operations for your business as a whole. Please also discuss and analyze changes and trends in your financial condition. Please refer to Item 303(a) of Regulation S-K.

Response:
The Partnership believes that the disclosure included in Item 7 includes discussion and analysis of results of operations, as well as changes and trends in financial condition, and is in compliance with Item 303(a) of Regulation S-K. However, we understand that the Partnership’s disclosures could be improved by clearer and more robust discussion and analysis in certain areas. In the following paragraphs, we have identified certain areas where we plan to improve our future filings, and we will continue to evaluate additional changes that could improve our future filings.
Item 7 includes discussion and analysis of results of operations for the Partnership’s business as a whole under the section titled “Key Operating Metrics.” That section analyzes the Partnership’s total Adjusted EBITDA, as well as certain significant line items in the reconciliation of total Adjusted EBITDA to net income (loss) and comprehensive income (loss). In Item 7 of the Form 10-K, we referred to total Segment Adjusted EBITDA, which is the same as total Adjusted EBITDA. However, in the quarterly report on Form 10-Q filed on May 11, 2020, we changed the analysis to refer to Adjusted EBITDA. While this did not substantively change the analysis, we believe that it did help to clarify that the analysis pertains to the business as a whole.

Sunoco LP

In future filings, we will also add analysis of any other significant changes that impact net income but that are excluded from Adjusted EBITDA, such as unrealized gains and losses on commodity derivatives and inventory adjustments. Following is an example of such disclosure for the Form 10-Q for the quarter ended March 31, 2020:
Unrealized gain (loss) on commodity derivatives. The unrealized gains and losses on our commodity derivatives represent the changes in fair value of our commodity derivatives. The change in unrealized gains and losses between periods is impacted by the notional amounts and commodity price changes on our commodity derivatives. Additional information on commodity derivatives is included in “Item 3. Quantitative and Qualitative Disclosures about Market Risk” below.

Inventory adjustments. Inventory adjustments represent changes in lower of cost or market reserves on the Partnership’s inventory. These amounts are unrealized valuation adjustments applied to fuel volumes remaining in inventory at the end of the period. For the three months ended March 31, 2020, a decline in fuel prices caused the Partnership’s lower of cost or market reserves to increase by a net of $227 million – resulting in an adverse impact to net income. For the three months ended March 31, 2019, an increase in fuel prices reduced lower of cost or market reserve requirements for the period, creating a favorable impact to net income.
In addition to the above items, we will add disclosures to clarify how the change in net income is impacted by changes in Adjusted EBITDA, as well as the significant reconciling items between Adjusted EBITDA and net income. Following is an example of such disclosure, which we would include above the results of operations tables:
The Partnership’s results of operations are discussed on a consolidated basis below. Those results are primarily driven by the fuel distribution and marketing segment, which is the Partnership’s only significant segment. To the extent that results of operations are significantly impacted by discreet items or activities within the all other segment, such impacts are specifically attributed to the all other segment in the discussion and analysis below.

In the discussion below, the analysis of the Partnership’s primary revenue generating activities are discussed in the analysis of Adjusted EBITDA, and other significant items impacting net income are analyzed separately.
To the extent that such change in net income is not readily apparent from the analysis of Adjusted EBITDA and the non-GAAP reconciling items, we will also include additional analysis to aid in understanding the GAAP results of operations. Furthermore, we will continue to monitor the filings of other registrants, including Sunoco LP’s peers, in order to identify best practices that may be helpful to apply in our discussion and analysis of Sunoco LP’s results of operations.
Regarding changes and trends in financial condition, the Partnership’s financial position has been impacted by several events and transactions in recent periods. For example, in 2018, the Partnership divested over 1,000 retail outlets. For the years 2016 through 2018, the aggregate losses related to those divested assets, including the income from discontinued operations and the loss on the disposal, was approximately $1.3 billion. Also in 2018, the Partnership repurchased $540 million of its common units and redeemed approximately $2.2 billion of its senior notes, recognizing a loss on extinguishment of $109 million. These transactions, as well as others in recent periods, do not represent trends that are currently impacting the Partnership’s financial condition. However, those transactions did result in significant changes in the Partnership’s financial condition. In future filings, to the extent that significant changes in the Partnership’s financial condition occur, we will include additional disclosure in management’s discussion and analysis of results of operations to explain the cause of such changes and whether any trends exist, including whether significant changes in the Partnership’s financial position could impact its future performance and whether any significant changes are anticipated in future periods. In addition, we will include additional disclosure to describe the Partnership’s long-term debt and any significant changes or trends in its indebtedness.

Sunoco LP

Form 10-Q for Fiscal Quarter Ended March 31, 2020
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 19

2.
You make inventory adjustments to arrive at motor fuel gross profit cents per gallon on page 19 and adjusted EBITDA on page 20. Inventory adjustments are a normal, recurring expense to operate your business. Furthermore, you disclose in your risk factors on page 10 of your most recent 10-K report that your financial condition and results of operations are influenced by changes in the prices of motor fuel, which may adversely impact your margins, your customers’ financial condition and the availability of trade credit. Tell us how you considered Question 100.01 of the CD&I’s on Non-GAAP Financial Measures with respect to the inventory adjustments. Please also tell us why your presentation of these non-GAAP measures, excluding inventory adjustments, do not represent individually tailored measurement methods substituted for those of GAAP. Refer to Rule 100(b) of Regulation G and Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation updated April 14, 2018.

Response:
For the avoidance of doubt, the inventory adjustments excluded from the Partnership’s non-GAAP measures are the Partnership’s lower of cost or market (“LCM”) adjustments. All other inventory adjustments are included in the Partnership’s non-GAAP measures. Going forward, the Partnership will amend its description of its non-GAAP measures to clarify the nature of the inventory adjustments that are excluded from those measures. An example of this additional disclosure is the first two sentences of the “inventory adjustments” paragraph included in the response to comment #1 above.
The Partnership respectfully advises the Staff that it does not believe the exclusion of LCM inventory adjustments from the Partnership’s non-GAAP measures violates Rule 100(b) of Regulation G, nor does the Partnership believe that its non-GAAP measures represent individually tailored measurement methods substituted for those of GAAP.
The Partnership has considered Question 100.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations, which states that a non-GAAP measure can be misleading if it excludes “normal, recurring, cash operating expenses necessary to operate a registrant’s business.” The Partnership’s LCM inventory adjustments relate to fuel inventories, which are accounted for using the last-in-first-out (“LIFO”) method. The LCM inventory adjustments excluded from the Partnership’s non-GAAP measures are recorded to adjust the inventory value on the Partnership’s balance sheet at period end to the lower of LIFO cost or current market values. These adjustments relate to inventory that is expected to be sold in the subsequent period; thus, the cash impact of these inventory transactions will be realized in the period the inventory is sold. The LCM adjustments do not represent cash costs to operate the business during the respective reporting periods, because the LCM adjustments pertain to the value of inventory on-hand that is expected to be sold in future periods.
The Partnership’s non-GAAP measures are consistent with how management views the Partnership’s business and evaluates its performance. The non-GAAP measures generally measure the realized earnings associated with the Partnership’s revenue-generating activities during the period. For example, the Partnership’s calculation of Adjusted EBITDA excludes unrealized gains and losses on commodity derivatives, as well as losses on disposals of assets and impairment charges, which represent adjustments to balance sheet accounts and are not realized gains or losses associated with current period revenue-generating activities. We believe the Partnership’s approach with respect to the LCM adjustments is consistent with the other adjustments included in Adjusted EBITDA, as the inventory adjustments represent unrealized valuation adjustments to assets that will be realized in future transactions.
Regarding Rule 100(b) of Regulation G and Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations updated April 14, 2018, we do not believe that the presentation of these non-GAAP measures represents individually tailored measurement methods substituted for those of GAAP. The LCM adjustments represent valuation adjustments to assets that are on the Partnership’s balance sheet at period end that will be associated with future sales, whereas the non-GAAP measures reflect the realized cost associated with inventory sold in the current period. The non-GAAP measures are designed to attribute the realized cost to the current period revenue transactions, and that realized cost is not based on an individually tailored measurement method.

Sunoco LP

Should the Staff have any questions or comments with respect to the foregoing, please contact Camilla Harris of Sunoco LP at (469) 646-1753.
Very truly yours,

SUNOCO LP

By:	Sunoco GP LLC, its general partner

/s/ Arnold D. Dodderer
By:	Arnold D. Dodderer
General Counsel & Assistant Secretary

Enclosures
CC:    Thomas R. Miller, Sunoco LP
Pamela Taylor, Sunoco LP
Camilla Harris, Sunoco LP
Kevin Richardson, Latham & Watkins LLP